                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington DC 20549


                                    SCHEDULE 13E-4

                            Issuer Tender Offer Statement
              (Pursuant to Section 13(e) (1) of the Securities Exchange
                                     Act of 1934)

                                   FiberChem, Inc.
                                   (Name of Issuer)

                                   FiberChem, Inc.
                         (Name of Person(s) filing Statement)

                        Class D Common Stock Purchase Warrants
                            (Title of Class of Securities)

                 Class D Common Stock Purchase Warrants - 315633-164
                        (CUSIP Number of Class of Securities)


                            Geoffrey F. Hewitt, President
                                   FiberChem, Inc.
                              1181 Grier Drive, Suite B
                               Las Vegas, Nevada 89119
                                    (702) 361-9873
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of the Person(s) Filing Statement)

                                   With copies to:

                               Elliot H. Lutzker, Esq.
                               Snow Becker Krauss P.C.
                                   605 Third Avenue
                               New York, New York 10158
                                    (212) 687-3860

                                   April    , 1997
        (Date Tender Offer First Published, Sent or Given to Security Holders)


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                              Calculation of Filing Fee
-----------------------------------------------------------------------------


Transaction Valuation                                       Amount of Filing Fee
  $2,198,189 (1)                                                  $ 439.64

         Check box if any part of the fee is offset as provided by Rule 0-11
         (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid             Filing party:

Form or registration nos.          Date filed:


-----------------
(1) This transaction is valued based on 1,998,354 Warrants exercisable at $1.10 per share.

    This statement relates to an offer by FiberChem, Inc., a Delaware corporation (the "Issuer" or the "Company"), upon terms and conditions approved by the Board of Directors on April 3, 1997 (the "Board Resolutions"), to temporarily reduce the exercise price (the "Warrant Exercise Price") of the Company's outstanding Class D Common Stock Purchase Warrants (the "Class D Warrants"), effective upon approval of this statement until May 16, 1997. Each Warrant entitles the registered holders thereof upon exercise to purchase one share of Common Stock, par value $.0001, per Warrant, or an aggregate of 1,998,354 shares. The Exercise Price of the Class D Warrants, currently exercisable at $1.10 per share, shall be decreased as follows: to $.32 upon approval of this statement for a one week period, and thereafter be adjusted weekly to the average bid price for the five prior trading days less a discount of 10% (but never to a price less than $0.30) through May 16, 1997, when the price reverts to the current exercise price of $1.10 per share. The registration fee for this statement is based on the possible issuance of an aggregate of 1,998,354 shares of Common Stock at an exercise price of $1.10 per share.

Item 1.  Security and Issuer.

    (a) The name of the Company is FiberChem, Inc. The address of its principal executive office is 1181 Grier Drive, Suite B, Las Vegas, Nevada 89119.

    (b) The securities being sought are any and all of the Company's Class D Warrants, to be exercised at a reduced price until May 16, 1997.
         There are 1,998,354 Class D Warrants presently outstanding. Information with respect to the exact amount of securities being sought and the consideration being offered therefor is incorporated by reference to the Board Resolutions. Officers, Directors and affiliates of the Company own in the aggregate 1,219,708 Class D Warrants.

    (c)  There is currently no established trading market for the Class D
         Warrants.

    (d)  Not applicable; the Issuer is filing this statement.

Item 2.  Source and Amount of Funds or Other Compensation.

    No funds or other consideration are being offered by the Company for the exercise of the Class D Warrants.

Item 3.  Purpose of Tender Offer and Plans or Proposals of the Issuer or
         Affiliate.

    Information concerning the purpose of the subject tender offer and the planned disposition of the securities is incorporated herein by reference to the Board Resolutions. There are no present plans or proposals which relate to or would result in:

    (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

    (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

    (d) Any change in the present board of directors or management of the issuer including, but not limited to, any plans or proposals to change the number or the terms of directors, to fill any existing vacancy on the board or to change any material term of the employment contract of any executive officer;

    (e) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the issuer;

    (f) Any other material change in the issuer's corporate structure or business, including, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940;

    (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

    (h) Causing a class of equity security of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity security of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

    (j)  The suspension of the issuer's obligation to file reports pursuant to
         Section 15(d) of the Act.

Item 4.  Interest in Securities of the Issuer.

    Neither the Company nor, to the best knowledge of the Company, any of the Executive Officers or Directors of the Company or any associate or subsidiary of any of the foregoing, has engaged in any transactions involving the Class D Warrants during the 40 business days prior to the date hereof.

Item 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

         None.

Item 6.  Persons Retained, Employed or to be Compensated.

         None.


Item 7.  Financial Information.

    (a) Incorporated by reference are the financial statements which are included in and are part of the Annual Report on Form 10-KSB for September 30, 1996.

    (b) The effect of the issuer tender offer is not expected to have a material effect on the Company's financial statements.

Item 8.  Additional Information.
         There is no additional information that is material to a decision by a security holder whether to sell, tender or hold the Class D Warrants.

    (a)  None.

    (b)  Not applicable.

    (c)  Not applicable.

    (d)  None.

    (e)  None.

Item 9.  Material to be Filed as Exhibits.

    (a)  Board of Directors Resolutions dated April 3, 1997.

    (b)  None.

    (c)  None.

    (d)  None.

    (e) Registration Statement on Form S-2 (No. 33-73782) is incorporated by reference herein.

    (f)  None.

                                            SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  April 17, 1997

                                  FIBERCHEM, INC.



                                  /s/ Geoffrey Hewitt
                                  -----------------------------------
                                  Geoffrey Hewitt, President

                                                                Exhibit A

                              UNANIMOUS WRITTEN CONSENT

                                          OF

                                THE BOARD OF DIRECTORS

                                          OF

                                   FIBERCHEM, INC.


    The undersigned, constituting all the directors of FIBERCHEM, INC., a Delaware corporation (the "Company"), do hereby consent to adopt and approve in writing the following corporate action without a meeting in accordance with Section 141(f) of the Delaware General Corporation Law:

    WHEREAS the Company's cash position is such that the Company may be in need of additional funds to continue in its present form, and

    WHEREAS it is the Company's desire to retire as many derivative securities as possible in order to reform its capital structure, and

    WHEREAS there has been a decrease in the market price of the Company's Common Stock, it is therefore

    RESOLVED, that effective April 4, 1997, the per share exercise price (the "Exercise Price") of the Employee Stock Options, held by those parties as set forth in Schedule A attached hereto, currently exercisable at between $0.93 and $1.38 per share (the "Original Exercise Price"), shall be decreased as follows: to $0.32 from April 4, 1997 through April 11, 1997, and thereafter be adjusted weekly to the average closing bid price for the five prior trading days less a discount of 10% (but never to a price less than $0.30) through May 16, 1997, when the price reverts to the Original Exercise Price of $0.93 or $1.38 as applicable; and it is further

    RESOLVED, that effective April 4, 1997, the Exercise Price of the Class D Warrants, held by those parties as set forth in Schedule B attached hereto, currently exercisable at $1.10 per share, shall be decreased as follows: to $.32 from April 4, 1997 through April 11, 1997, and thereafter be adjusted weekly to the average closing bid price for the five prior trading days less a discount of 10% (but never to a price less than $0.30) through May 16, 1997, when the price reverts to the Original Exercise Price of $1.10 (and subject to the Company's filing of a Schedule 13E-4 with the Securities and Exchange Commission); and it is further

    RESOLVED, that effective April 4, 1997, the Exercise Price of the Unit Warrants, held by those parties as set forth in Schedule C attached hereto, currently exercisable at $1.00 per share, shall be decreased as follows: to $0.32 from April 4, 1997 through April 11, 1997, and thereafter be adjusted weekly to the average closing bid price for the five prior trading days less a discount of 10% (but never to a price less than $0.30) through May 16, 1997, when the price reverts to the Original Exercise Price of $1.00; and it is further

    RESOLVED, that effective April 4, 1997, the Exercise Price of the RPC Unit Warrants, held by those parties as set forth in Schedule D attached hereto, currently exercisable at $.90 per share, shall be decreased as follows: to $0.32 from April 4, 1997 through April 11, 1997, and thereafter be adjusted weekly to the average closing bid price for the five prior trading days less a discount of 10% (but never to a price less than $0.30) through May 16, 1997, when the price reverts to the Original Exercise Price of $0.90; and it is further

    RESOLVED, that effective April 4, 1997, the Exercise Price of the RPC Note Warrants, held by those parties as set forth in Schedule E attached hereto, currently exercisable at $.4078 per share, shall be decreased as follows: to $0.32 from April 4, 1997 through April 11, 1997, and thereafter be adjusted weekly to the average closing bid price for the five prior trading days less a discount of 10% (but never to a price less than $0.30) through May 16, 1997, when the price reverts to the Original Exercise Price of $0.4078; and it is further

    RESOLVED, that effective April 4, 1997, the Exercise Price of the ECA Ltd. & AmerAsia Warrants, held by those parties as set forth in Schedule F attached hereto, currently exercisable at $0.90 per share, shall be decreased as follows: to $0.32 from April 4, 1997 through April 11, 1997, and thereafter be adjusted weekly to the average closing bid price for the five prior trading days less a discount of 10% (but never to a price less than $0.30) through May 16, 1997, when the price reverts to the Original Exercise Price of $0.90; and it is further

    RESOLVED, that effective April 4, 1997, certain Directors, Officers and Employees, those parties as set forth in Schedule G attached hereto, owing an obligation to the Company based on the Notes issued in March 1994 (the "Notes"), may surrender those escrowed shares underlying the unpaid Notes to the Company in exchange for satisfaction of principal and interest due on the Notes, or in the alternative, may pre-pay the Notes in a reduced value at an amount equal to the unpaid principal balance multiplied by a fraction, the numerator of which is the

    Revised Exercise Price (as defined below), and the denominator of which is the Original Option Exercise Price ($1.50). The Revised Exercise Price is, initially, $0.32 from April 4, 1997 through April 11, 1997, and thereafter is adjusted weekly to the average closing bid price for the five prior trading days less a discount of 10% (but never to a price less than $0.30) through May 16, 1997; and it is further

    RESOLVED, that any Notes not paid at the revised rate will result in a forfeiture of the escrowed stock, and the Note and accrued interest will be extinguished; and it is further

    RESOLVED, that the Company is hereby authorized to give notice to the holders of the aforementioned Class D Warrants, Unit Warrants, RPC Unit Warrants, RPC Note Warrants, ECA Ltd. Warrants and AmerAsia Warrants, informing such holders of the above corporate action; and it is further

    RESOLVED, that the Company is hereby authorized to give notice to the holders of the currently exercisable Employee Stock Options and to the holders of the Notes, informing such holders of the above corporate action; and it is further

    RESOLVED, that the appropriate officers of the Corporation be, and hereby are, authorized to take such further action and to do such further acts as to them may be deemed necessary, proper, convenient or desirable to effectuate the intent of the foregoing resolutions.

Dated: April 3, 1997


/s/ Scott J. Loomis                              /s/ Irwin J. Gruverman
---------------------------------                -----------------------------
Scott J. Loomis                                  Irwin J. Gruverman


/s/ Walter Haemmerli                             /s/ Dale W. Conrad
--------------------------------                 ------------------------------
Walter Haemmerli                                 Dale W. Conrad


/s/  Gerald T. Owens                             /s/ Geoffrey F. Hewitt
--------------------------------                 ------------------------------
Gerald T. Owens                                  Geoffrey F. Hewitt


/s/ Byron A. Denenberg
-------------------------------
Byron A. Denenberg


                                      3